SI 16012280 N

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FEB 26 2016

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45497 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Resources, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Boulevard
(No. and Street)

Warwick (City) RI (State) 02888 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen J. Bacon (401) 941-1500 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David P. Krekorian CPA, MST; David P Krekorian CPA, LTD
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Avenue (Address) Cranston (City) RI (State) 02920 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Karen J. Bacon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Resources, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public mce 6/12/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt under Rule 15c-3-3 (k) 1

# Diversified Resources LLC

## Financial Statements

## And Supplementary Information

## For the Year Ended December 31, 2015

DAVID KREKORIAN CPA LTD

1615 Pontiac Avenue
Cranston, RI 02920
Phone: (401) 463-3003
Fax: (401) 463-5563
Dave@Krekorian.com

Table of Contents

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Karen Bacon, Member
Diversified Resources LLC
70 Jefferson Boulevard
Warwick, RI 02888

I have audited the accompanying statement of financial condition of Diversified Resources, LLC as of December 31, 2015, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Diversified Resources, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis of my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of Diversified Resources, LLC's financial statements. The information in Schedules I is the responsibility of Diversified Resource, LLC management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In my opinion the information included in Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

David P. Krekorian CPA, LTD
Cranston, Rhode Island

February 1, 2016

**Diversified Resources LLC**
**Balance Sheet**
**December 31, 2015**

ASSETS

| | ALLOWABLE | NON-ALLOWABLE | TOTAL |
|---|---|---|---|
| CURRENT ASSETS: | | | |
| Cash | $ 77,618 | $ 0 | $ 77,618 |
| 12b(1) fees receivable | 0 | 11,866 | 11,866 |
| Commissions receivable | 415 | 0 | 415 |
| Account management fees receivable | 0 | 215,168 | 215,168 |
| Prepaid expense | 0 | 5,069 | 5,069 |
| TOTAL CURRENT ASSETS | 78,033 | 232,103 | 310,136 |
| FURNITURE AND EQUIPMENT- net | 0 | 9,993 | 9,993 |
| OTHER ASSET: | | | |
| Securities available for sale | 25,793 | 0 | 25,793 |
| TOTAL ASSETS | $ 103,826 | $ 242,096 | $ 345,922 |

LIABILITIES AND MEMBER'S CAPITAL

| | ALLOWABLE | NON-ALLOWABLE | TOTAL |
|---|---|---|---|
| CURRENT LIABILITIES: | | | |
| Accrued expenses | $ 37,400 | $ 0 | $ 37,400 |
| Employee withholdings | 1,804 | 0 | 1,804 |
| TOTAL CURRENT LIABILITIES | 39,204 | | 39,204 |
| Member's capital | 64,622 | 242,096 | 306,718 |
| TOTAL LIABILITIES AND MEMBER'S CAPITAL | $ 103,826 | $ 242,096 | $ 345,922 |

See notes to financial statements.

**Diversified Resources LLC**
**Statement of Income**
**For the Year Ended December 31, 2015**

| | | |
|---|---|---|
| REVENUES: | | |
| Mutual fund commission income | $ | 106,193 |
| Account management fees | | 890,616 |
| Insurance products commissions | | 35,253 |
| Dividend income | | 1,900 |
| Advisory fees | | 1,536 |
| Capital gain income | | 0 |
| TOTAL REVENUE | | 1,035,498 |
| EXPENSES: | | |
| Advertising | | 995 |
| Automobile expenses | | 2,521 |
| Charitable contributions | | 100 |
| Commissions | | 152,676 |
| Communications | | 3,531 |
| Depreciation | | 1,767 |
| Pension expense | | 31,510 |
| Entertainment | | 3,911 |
| Insurances | | 11,865 |
| Office expenses | | 28,255 |
| Payroll | | 108,030 |
| Payroll taxes | | 11,840 |
| Professional fees | | 48,150 |
| Regulatory and compliance fees | | 18,203 |
| Rent | | 24,000 |
| Taxes | | 4,274 |
| Utilities | | 2,928 |
| TOTAL EXPENSES | | 454,556 |
| NET INCOME | $ | 580,942 |

See notes to financial statements.

**Diversified Resources LLC**
**Statement of Changes in Member's Capital**
**For the Year Ended December 31, 2015**

| | | |
|---|---|---|
| Member's capital, beginning of the year | $ | 226,577 |
| Comprehensive income: | | |
| Net income | | 580,942 |
| Other comprehensive income: | | |
| Reduction of unrealized holding income arising during the year | | 541 |
| TOTAL COMPREHENSIVE INCOME | | 581,483 |
| Add: member's capital contributions | | 3,364 |
| Less: member's distributions | | (504,706) |
| Member's capital, end of the year | $ | 306,718 |

See notes to financial statements.

# Diversified Resources LLC
## Statement of Cash Flows
### For the Year Ended December 31, 2015

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 580,942 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 1,767 |
| Increase (decrease) in cash from changes in assets and liabilities: | |
| 12b(1) fees receivable | (700) |
| Commissions receivable | 130 |
| Account management fees receivable | 6,345 |
| Prepaid expense | 495 |
| Accrued expenses | (40,138) |
| Employee withholdings | (2,592) |
| TOTAL ADJUSTMENTS | (34,693) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 546,249 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchases of securities available for sale | (926) |
| Purchases of property and equipment | (7,699) |
| Proceeds from securities available for sale | 16,306 |
| NET CASH USED IN INVESTING ACTIVITIES | 7,681 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Member's distributions | (504,706) |
| Member's capital contribution | 3,364 |
| NET CASH USED IN FINANCING ACTIVITIES | (501,342) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 52,588 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 25,030 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 77,618 |

See notes to financial statements.

1. Business Activity

Operated as a limited liability company organized as of January 1, 2001 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) and Rule 15c3-3(k)(1) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The LLC is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 6). The majority of activity arises from Southeastern New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Diversified Resources LLC is presented to assist in understanding the LLC's financial statements. The financial statements and their notes are representations of the LLC's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the LLC. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2015. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2015. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Investments

All securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commission income from securities transactions, investment management fees and variable contracts is recorded on a trade date basis, or when earned.

Advertising

The Company expenses all advertising when incurred. There was $ 995 of advertising expenditures during the year ended December 31, 2015.

Depreciation

Depreciation is computed using the straight-line method over estimated useful lives of 3 to 7 years.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the LLC. The sole member is taxed individually on the LLC's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

The following major classes are stated at cost at December 31, 2015:

| | |
|---|---|
| Office equipment | $ 33,378 |
| Furniture and fixtures | 14,339 |
| | 47,717 |
| Less, accumulated depreciation | 37,724 |
| | $ 9,993 |

4. Securities Available for Sale and Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring value. The framework provides a value hierarchy that prioritizes the inputs to valuation techniques used to measure value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset either directly or indirectly.
Level 3 are unobservable inputs and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset.

The following table sets forth by level, within the fair value hierarchy, at fair value as of December 31, 2015.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Securities – available for sale | $ 25,793 | $ -0- | $ -0- |

The following are stated as of December 31, 2015:

| | Cost | Fair Value | Unrealized Holding Loss |
|---|---|---|---|
| Mutual funds | $ 26,289 | $ 25,793 | $ 496 |

The accumulated other comprehensive (loss) at December 31, 2015 was $ 496.

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the LLC is subject to the Uniform Net Capital Rule 15c3-1(a)(2)(vi), which requires that the LLC maintain minimum net capital of $ 5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2015, the LLC had a net capital of $ 60,753, which was $ 55,753 in excess of its required net capital of $ 5,000. At December 31, 2015, the LLC's percentage of aggregate indebtedness to net capital was 64.53%.

5. Net Capital, Possession or Control, and Reserve Requirements (continued)

The LLC is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(1).

6. Fee Only Services

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor (RIA). The RIA's purpose is to offer fee based asset management to its clients. (See Note 1) For the period ended December 31, 2015 the LLC, as RIA, exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks payable to itself, nor does it accept cash.

7. Pension Plan

The Company maintains a defined contribution and profit sharing plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting eligibility requirements based on age and length of service and is funded by employee payroll deferrals and Company contributions. The Company makes a matching contribution of 3% of any employee's annual compensation. The amount of annual contribution to profit sharing is at the discretion of management. The Company made a matching contribution of $ 11,510 and a profit sharing contribution of $ 20,000 to the plan during the period ended December 31, 2015.

8. Related Party Transaction

The LLC rents its office space from its member on a month-to-month basis. During 2015, the LLC paid $ 24,000 in rent.

9. Commitment and Contingency

The LLC maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $ 250,000 at December 31, 2015. The LLC's checking account may, at times, exceed federally insured limits. The LLC has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The LLC believes it is not exposed to any significant credit risk on its cash.

10. Accounting for Uncertainty in Income Taxes

Effective as of January 1, 2009, the Company has adopted FASB ASC 740 (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). The interpretation requires the LLC to internally monitor its tax positions to determine whether any are uncertain. The LLC takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The LLC is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow-through to its member. The 2012, 2013 2014 and 2015 tax returns remain subject to examination by major tax jurisdictions. There has been no effect on retained earnings as a result of the adoption of this interpretation.

11. Subsequent Events

The LLC has evaluated subsequent events through February 1, 2016, which is the date the 2015 financial statements were available to be issued. For the period January 1, 2015 to February 1, 2016, the LLC distributed $ 187,750 to its member.

# SUPPLEMENTARY INFORMATION

**Diversified Resources LLC**

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | $ 306,718 |
| 2. Deduct owership equity not allowable for Net Capital | | 0 |
| 3. Total ownership equity qualified for Net Capital | | 306,718 |
| 4. Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | |
| B. Other deductions or allowable credits | | |
| 5. Total capital and allowable subordinated liabilities | | 306,718 |
| 6. Deductions and/or charges: | | |
| A. Total non-allowable assets from Statement of Finanical Condition: | 242,096 | |
| B. Secured demand note deficiency | | |
| C. Commodities futures contracts and spot commodities | | |
| D. Other deductions and or charges | | (242,096) |
| 7. Other additions and or allowable credits | | |
| 8. Net Capital before haircuts on securities positions | | 64,622 |
| 9. Haircuts on Securities: | | |
| A Contract securities commitments | | |
| B. Subordiated securities borrowings | | |
| C. Trading and investment securities | | |
| 1. Exempted securities | | |
| 2. Debt securities | | |
| 3. Options | | |
| 4.Other securities | 3,869 | |
| D.Undue concentration | | |
| E. Other | | (3,869) |
| 10. Net Capital | | $ 60,753 |

See independent auditors report.

**Diversified Resources LLC**

SCHEDULE 1 (cont.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | | |
|---|---|---|
| 11. Minimum net capital required: (6 2/3% of aggregate indebtedness) | $ | 2,614 |
| 12. Minimum dollar net capital requirement | | 5,000 |
| 13. Net capital requirements (greater of) | | 5,000 |
| 14. Excess net capital | $ | 55,753 |
| 15. Net capital less greater of 10% of line 18 or 120% of line 12 | $ | 54,753 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total A.1 liabilities from Statement of Financial Condition | $ | 39,204 |
| 17. Add: | | |
| A. Drafts for immediate credit | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | |
| C. Other unrecorded amounts | | |
| 18. Total aggregate indebtedness | | 39,204 |
| 19. Percentage of aggregate indebtedness to capital (line 18 divided by line 10) | | 64.53% |

See independent auditors report.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REVIEW REPORT ON EXEMPTION REQUIRED BY SEC RULE 17a-5

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Karen J. Bacon, Member
Diversified Resources LLC
70 Jefferson Boulevard
Warwick, RI 02888

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Diversified Resources, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Diversified Resources, LLC, claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Diversified Resources, LLC stated that Diversified Resources, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Diversified Resources, LLC, management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Resources, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)of Rule 15c3-3 under the Securities Exchange Act of 1934.

DAVID P KREKORIAN CPA, LTD

February 1, 2016

# DIVERSIFIED RESOURCES, LLC

Financial Planning Advisors

WEALTH MANAGEMENT
*
ESTATE CONSERVATION
*
RETIREMENT PLANNING

70 Jefferson Boulevard
Warwick, RI 02888

Phone: (401) 941-1500
Fax: (401) 941-1511

Outside RI:
(800) 968-9753

E-mail:
George@DivRes.com
Karen@DivRes.com
Maryann@DivRes.com
Melissa@DivRes.com

**Diversified Resources, LLC**
**Exemption Report Required by SEC Rule 17a-5**
**December 31, 2015**

Diversified Resources, LLC (the "LLC") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S 240.17a-5(d) (1) and (4). To the best of my knowledge and belief, the LLC states the following:

(1) The LLC claims an exemption from 17 C.F.R. S 240.15c3-3(k)(1)( the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year, January 1, 2015 to December 31, 2015 without exception.

Diversified Resources, LLC

By: Karen J. Baron
Member

February 1, 2016

*"Simplify Your Financial Life"*

REGISTERED INVESTMENT ADVISOR • MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY • MEMBER SIPC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Karen J. Bacon, Member
Diversified Resources LLC
70 Jefferson Boulevard
Warwick, RI 02888

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Diversified Resources LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Diversified Resources LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Diversified Resources LLC's management is responsible for the Diversified Resources LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the Forms X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.(if applicable)

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DAVID P. KREKORIAN CPA, LTD.

February 1, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1288**********************MIXED AADC 220
045497 FINRA DEC
DIVERSIFIED RESOURCES LLC
70 JEFFERSON BLVD
WARWICK RI 02888-1056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARYANN MAGNAN (401) 941-1500

| | | | |
|---|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | | $ 2254.00 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 7/28/2015 Date Paid | | ( 1158.00 ) |
| C. | Less prior overpayment applied | | ( ) |
| D. | Assessment balance due or (overpayment) | | 1096.00 |
| E. | Interest computed on late payment (see instruction E) for ______days at 20% per annum | | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | | $ 1096.00 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 1096.00 | |
| H. | Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DIVERSIFIED RESOURCES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1 day of February , 20 16 .

PRINCIPAL
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1035499 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 132492 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 1536 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 134028 |
| 2d. SIPC Net Operating Revenues | $ 901471 |
| 2e. General Assessment @ .0025 | $ 2254 (to page 1, line 2.A.) |

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM